UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35347 / October 2, 2024

	:
In the Matter of	:
	:
GREAT ELM CAPITAL CORP.	:
GREAT ELM CAPITAL MANAGEMENT, INC.	:
GREAT ELM OPPORTUNITIES FUND I, L.P. - SERIES A	:
GREAT ELM OPPORTUNIIES FUND I, L.P. - SERIES D	:
GREAT ELM INVESTMENTS, LLC	:
GREAT ELM CREDIT INCOME FUND, LLC	:
	:
800 South Street, Suite 230	:
Waltham, Massachusetts 02453	:
	:
File No. 812-15498	:
	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Great Elm Capital Corp., et al. filed an application on August 18, 2023, and amendments to the
application on December 4, 2023, March 7, 2024 and August 29, 2024, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule
17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain
business development companies and registered closed-end management investment companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On September 6, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35315). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Great Elm Capital Corp., et al. (File No. 812-15498) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.